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                            January 6, 2021

       Fabian G. Deneault
       Chairman and Chief Executive Officer
       Digital Development Partners, Inc.
       3505 Yucca Drive, Suite 104
       Flower Mound, TX 75028

                                                        Re: Digital Development
Partners, Inc.
                                                            Post-qualification
Amendment 3 to Offering Statement on Form 1-A
                                                            Filed December 29,
2020
                                                            File No. 024-11215

       Dear Mr. Deneault:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-qualification Amendment 3 to Offering Statement on Form 1-A filed December 29, 2020

       Exhibit 11.1, page i

   1.                                                   The financial
statements of Digital Development Partners as of and for the year ended
                                                        December 31, 2018 were
audited by MaloneBailey, LLP. Please have the company
                                                        provide a consent from
MaloneBailey, LLP for the use of its report in the 1-A. Also, please provide a
consent from Farmer, Fuqua, & Huff, P.C. to reference the correct amendment - i.e., No.
4., or delete the reference to a particular amendment.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

                                                        We remind you that the
company and its management are responsible for the accuracy
 Fabian G. Deneault
Digital Development Partners, Inc.
January 6, 2021
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.



                                                          Sincerely,
FirstName LastNameFabian G. Deneault
                                                          Division of
Corporation Finance
Comapany NameDigital Development Partners, Inc.
                                                          Office of
Manufacturing
January 6, 2021 Page 2
cc:       Eric J. Newlan, Esq.
FirstName LastName